UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

February 14, 2019

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section))

Announcement regarding Capital Ratio as of December 31, 2018

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of December 31, 2018, as shown in the appendix.

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Department

Public Relations Office

Tel. 81-3-5224-2026

Capital Ratio

	Consolidated			(%, Billions of yen)

Mizuho Financial Group International Standard	As of December 31, 2018	Change	As of March 31, 2018	As of September 30, 2018
(1) Total Capital Ratio	17.71	(0.53)	18.24	18.61
(2) Tier 1 Capital Ratio	14.88	(0.56)	15.44	15.66
(3) Common Equity Tier 1 Capital Ratio	11.88	(0.61)	12.49	12.62
(4) Total Capital	10,920.2	59.7	10,860.4	11,214.0
(5) Tier 1 Capital	9,175.1	(17.0)	9,192.2	9,434.8
(6) Common Equity Tier 1 Capital	7,326.3	(110.6)	7,437.0	7,607.2
(7) Risk weighted Assets	61,655.5	2,126.5	59,528.9	60,240.0
(8) Total Required Capital (7)X8%	4,932.4	170.1	4,762.3	4,819.2

	Consolidated				Non-Consolidated
Mizuho Bank International Standard	As of December 31, 2018	Change	As of March 31, 2018	As of September 30, 2018	As of December 31, 2018
(1) Total Capital Ratio	17.89	(0.63)	18.52	18.82	18.03
(2) Tier 1 Capital Ratio	14.95	(0.66)	15.61	15.73	14.98
(3) Common Equity Tier 1 Capital Ratio	11.67	(0.67)	12.34	12.41	11.56
(4) Total Capital	10,052.9	171.4	9,881.4	10,331.2	9,716.0
(5) Tier 1 Capital	8,401.8	71.8	8,329.9	8,638.1	8,073.2
(6) Common Equity Tier 1 Capital	6,558.8	(25.3)	6,584.2	6,817.0	6,233.2
(7) Risk weighted Assets	56,163.2	2,827.1	53,336.1	54,892.3	53,880.6
(8) Total Required Capital (7)X8%	4,493.0	226.1	4,266.8	4,391.3	4,310.4

	Consolidated				Non-Consolidated
Mizuho Trust & Banking International Standard	As of December 31, 2018	Change	As of March 31, 2018	As of September 30, 2018	As of December 31, 2018
(1) Total Capital Ratio	21.62	1.34	20.28	21.46	21.47
(2) Tier 1 Capital Ratio	21.44	1.39	20.05	21.27	21.30
(3) Common Equity Tier 1 Capital Ratio	21.42	1.43	19.99	21.25	21.30
(4) Total Capital	502.3	(2.9)	505.2	527.2	498.2
(5) Tier 1 Capital	498.1	(1.2)	499.4	522.6	494.2
(6) Common Equity Tier 1 Capital	497.6	(0.2)	497.9	522.0	494.2
(7) Risk weighted Assets	2,323.3	(167.1)	2,490.5	2,456.2	2,320.1
(8) Total Required Capital (7)X8%	185.8	(13.3)	199.2	196.4	185.6